UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BEASLEY BROADCAST GROUP, INC.

(Name of issuer)

Class A Common Stock, par value $.001 per share

(Title of class of securities)

074014101

(CUSIP number)

Caroline Beasley 3033 Riviera Drive, Suite 200 Naples, FL 34103 (239) 263-5000

(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person Caroline Beasley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,163,572
	8	Shared voting power 448,915
	9	Sole dispositive power 1,163,572
	10	Shared dispositive power 448,915
11	Aggregate amount beneficially owned by each reporting person: 1,612,487
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 21.8% – See Item 5
14	Type of reporting person IN

Item 1. Security and Issuer

This Schedule 13D relates to shares of the Class A Common Stock, $.001 par value per share (the “Class A Common Stock”) of Beasley Broadcast Group, Inc. (the “Issuer”). Shares of the Issuer’s Class B Common Stock, $.001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) are convertible at the option of the holders thereof on a one-for-one basis into shares of Class A Common Stock.

The Issuer’s principal executive offices are located at 3033 Riviera Drive, Suite 200, Naples, Florida 34103.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Caroline Beasley, a citizen of the United States, who is the Chief Financial Officer and a director of the Issuer (the “Reporting Person”). The business address of the Reporting Person is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 9, 2010, 495,764 shares of the Class B Common Stock owned directly by George G. Beasley GRAT #3 dated December 9, 2008 (“GRAT #3”), were transferred from GRAT #3 to George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08 in an estate planning transaction.

Item 4. Purpose of the Transaction.

The purpose of the current transaction was for estate planning purposes. The Reporting Person has no plans or proposals with respect to the Issuer or the Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,612,487 shares, or 21.8% of the Issuer’s Class A Common Stock. This amount includes: (i) 495,764 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 495,764 shares of Class B Common Stock held by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08, of which the Reporting Person is the trustee; (ii) 553,276 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 553,276 shares of Class B Common Stock held by the Barbara Caroline Beasley Revocable Trust, dated April 14, 1998, as amended, of which the Reporting Person is the trustee; (iii) 93,532 shares of Class A Common Stock beneficially owned by the Reporting Person; (iv) 8,000 shares of Class A

Common Stock owned by the Reporting Person’s children which are beneficially owned by the Reporting Person; (v) 13,000 restricted shares of Class A Common Stock that vest, and with respect to which voting restrictions lapse, within 60 days of the date hereof; and (vi) 448,915 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 448,915 shares of Class B Common Stock held by the George Beasley Estate Reduction Trust, of which the Reporting Person is a co-trustee.

The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 7,382,719 shares of Class A Common Stock outstanding, consisting of: (i) 5,871,764 shares of Class A Common Stock outstanding as of the date hereof; (ii) 495,764 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 495,764 shares of Class B Common Stock held by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08; (iii) 553,276 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 553,276 shares of Class B Common Stock held by the Barbara Caroline Beasley Revocable Trust, dated April 14, 1998 as amended; (iv) 13,000 restricted shares of Class A Common Stock that vest, and with respect to which voting restrictions lapse, within 60 days of the date hereof; and (v) 448,915 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 448,915 shares of Class B Common Stock held by the George Beasley Estate Reduction Trust.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 114,532 shares of Class A Common Stock and 1,049,040 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 1,049,040 shares of Class B Common Stock. The Reporting Person shares the power to dispose or to direct the disposition of 448,915 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 448,915 shares of Class B Common Stock held by the George Beasley Estate Reduction Trust with Bruce G. Beasley, as co-trustee.

Bruce G. Beasley, a citizen of the United States, is the President, Chief Operating Officer and a director of the Issuer. The business address of Bruce G. Beasley is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103.

Bruce G. Beasley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, Bruce G. Beasley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) From November 3, 2010 through November 10, 2010 the Reporting Person sold 11,739 shares of Class A Common Stock in six separate open market transaction at prices ranging from $4.25 to $4.85, as reported on the Forms 4 filed by the Reporting Person on November 5, 2010 and November 10, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010

/s/ Caroline Beasley
Caroline Beasley